DIRECT DIAL 212-735-3406 DIRECT FAX 917-777-3406 EMAIL ADDRESS Michael.Hoffman@SKADDEN.COM	Skadden, Arps, Slate, Meagher & Flom llp FOUR TIMES SQUARE NEW YORK 10036-6522 ________ TEL: (212) 735-3000 FAX: (212) 735-2000 www.skadden.com February 11, 2011

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VIA EDGAR
John Ganley, Esq.
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	BlackRock Resources & Commodities Strategy Trust (the "Trust")

Dear Mr. Ganley:

We received your comment letter dated January 10, 2011 with respect to the Trust's registration statement on Form N-2 filed on December 2, 2010 (Nos. 333-170939 and 811-22501) (the "Registration Statement") pursuant to the Securities Act of 1933 (the "1933 Act") and the Investment Company Act of 1940 (the "1940 Act").

The Trust has considered your comments and has authorized us to make the responses and changes discussed below.  These changes have been reflected in Pre-Effective Amendment No. 1 to the Registration Statement, which accompanies this letter and is marked to show the changes made in response to your comments, as well as other changes made to the Registration Statement since the initial filing.  All changes were conformed throughout the Registration Statement, where applicable.

For ease of reference, we have included your comments below followed by our responses.  All capitalized terms not defined herein are defined in the Registration Statement.

Comments

Comment 1:  Prospectus - Cover Page

The first sentence of the first paragraph under the caption “Investment Policies” on the cover page states that the Trust will invest at least 80% of its total assets in (i) equities securities issued by commodity-related companies, (ii) derivatives with exposure to commodity-related companies, or (iii) investments in securities and transactions related to the underlying price movement of commodities.

(a) Although the Trust’s name includes the term “resources,” the Trust’s 80% policy does not refer to investments in resources.  Please revise the policy to provide that the Trust will invest at least 80% of its assets in resources and commodities investments. See Rule 35d-1 under the Investment Company Act of 1940.

Response:  The Trust's 80% policy has been revised to address this comment.

(b) The term “commodity-related companies” is used several times.  The last sentence of the first paragraph states that the Trust will consider a company to be commodity-related if, among other things, at least 50% of the company’s assets, income, sales or profits are committed to or derived from any commodity-related industries.  Please revise the definition of “commodity-related companies” without using the term “commodity-related” in the definition.

Response:  The definition of “commodity-related companies” has been deleted.

(c) Please explain why derivatives with exposure to commodity-related companies or investments in securities and transactions related to the underlying price movement of commodities should be included as commodity investments for purposes of the Trust’s 80% policy.

Response:  The use of derivatives with exposure to commodity-related and natural resources-related companies should be included as commodity and natural resources investments for purposes of the Trust’s 80% policy because the reference assets of these derivatives are commodity-related and natural resources-related companies.  The Task Force on Investment Company Use of Derivatives and Leverage recently recommended that for purposes of the names rule, the reference asset, rather than the counterparty, should be the relevant focus for determining whether a fund invests in a manner that is consistent with its name (the "Task Force Recommendation").  This treatment is also consistent with the adopting release for Rule 35d-1 under the 1940 Act, which specifically provides that an investment company may “include a synthetic instrument in the 80 percent basket if it has economic characteristics similar to the securities included in that basket” (the "Rule 35d-1 Adopting Release").  See Investment Company Names, Investment Company Act Release No. 24828 (Jan. 17, 2001), 66 Fed.  Reg. 8509 (Feb. 1 2001).

The use of derivatives and transactions related to the underlying price movement of commodities or natural resources should also be included as commodity and natural resources investments for purposes of the Trust’s 80% policy because such instruments are the most common and efficient means for an investor to obtain exposure to changes in market value of the underlying commodities.  This treatment is also consistent with the Task Force Recommendation and the Rule 35d-1 Adopting Release.

Many investment companies that invest primarily in commodity-linked derivative instruments use the word "commodities" or "commodity" in their names.  See for example Oppenheimer Commodity Strategy Total Return Fund (File#:  811-07857), PIMCO Commodity Real Return Strategy Fund (Series S000009708) and PIMCO CommoditiesPLUS™ Strategy Fund (Series S000028928), each a series of PIMCO Funds (File#:  811-05028), and Eaton Vance Commodity Strategy Fund, a series of Eaton Vance Special Investment Trust (File#:  811-01545) (Series S000028555).  In addition, DWS Enhanced Commodity Strategy Fund, Inc. (File#:  811-21600), before its recent merger with an open-end fund that invests primarily in commodity-linked derivative instruments, had a policy stating that under normal circumstances, it would invest not less than 80% of its total assets in equity and commodities-linked securities of companies in commodities-related industries or other issuers where the value of the investment is linked to changes in commodity prices or a commodities-related index, such as commodities-linked structured notes.

In addition, the Commodity Related Securities Portfolio (Series S000028206) of the HC Capital Trust seeks to achieve its objective by investing primarily (i.e., at least 80% of its assets) in a portfolio of commodity-related investments including securities issued by companies in commodity-related industries, commodity-linked structured notes (derivative debt instruments with principal and/or coupon payments linked to the performance of commodity indices) and other similar derivative instruments, investment vehicles that invest in commodities and commodity-related instruments.

(d) Please inform us of how the investments referred to in (c), including swaps, will be counted for purposes of the Trust’s policy of investing at least 80% of its assets in resources and commodity investments.

Response: These investments will be counted at fair value in accordance with the Trust's valuation policies and procedures adopted by the Trust's Board.

The Trust's policy is to fair value its financial instruments at market value using independent dealers or pricing services selected under the supervision of the Board.  In determining the value of a particular investment, pricing services may use certain information with respect to transactions in such investments, quotations from dealers, pricing matrixes, market transactions in comparable investments, various relationships observed in the market between investments and calculated yield measures based on valuation technology commonly employed in the market for such investments.

Swap agreements are valued utilizing quotes received by the Trust's pricing service or through broker-dealers, which are derived using daily swap curves and models that incorporate a number of market data factors, such as discounted cash flows and trades and values of the underlying reference instruments.  Exchange-traded options are valued at the mean between the last bid and ask prices at the close of the options market in which the options trade. An exchange-traded option for which there is no mean price available is valued at the last bid (long positions) or ask (short positions) price.  If no bid or ask price is available, the prior day’s price will be used, unless it is determined that the prior day’s price no longer reflects the fair value of the option in which case such asset will be treated as a Fair Value Asset (as defined below). Over-the-counter (“OTC”) options are valued by an independent pricing service using a mathematical model which incorporates a number of market data factors, such as the trades and prices of the underlying instruments.  Financial futures contracts and options thereon, which are traded on exchanges, are valued at their last sale price or settle price as of the close of such exchanges.  Other types of derivatives for which quotes may not be available are valued at fair value.

In the event that application of these methods of valuation results in a price for an investment which is deemed not to be representative of the market value of such investment or is not available, the investment are fair valued (“Fair Value Assets”) as determined in good faith under procedures established by, and under the general supervision and responsibility of, the Trust's Board.  When determining the price for Fair Value Assets, the Advisor and/or the Sub-Advisor seeks to determine the price that the Trust might reasonably expect to receive from the current sale of that asset in an arm’s-length transaction. Fair value determinations shall be based upon all available factors that the Advisor and/or Sub-Advisor deems relevant.  The pricing of all Fair Value Assets is subsequently reported to the Board or a committee thereof.

The Trust’s investment in the Subsidiary is valued based on the value of the Subsidiary’s portfolio investments.  The Subsidiary prices its portfolio investments pursuant to the same pricing and valuation methodologies and procedures used by the Trust, which require, among other things, that each of the Subsidiary’s portfolio investments be marked-to-market each business day to reflect changes in the market value of the investment.

(e) Inasmuch as the Trust may implement its strategy through the use of derivatives, please consider the staff observations concerning derivatives disclosure set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010.  See http://www.sec.gov/divisions/investment/guidance/ici073010.pdf.

Response:  In preparing the derivatives disclosure in the Registration Statement, the Trust has considered the observations concerning derivatives disclosure set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010.

Comment 2:  Prospectus - Cover Page

The last sentence under the fourth paragraph under “Investment Policies,” as well as disclosure in the first full paragraph of page 4 of the prospectus, provides that the Trust will limit its uncovered short exposure to 25% of the Trust’s total assets.  On page 11 of the prospectus, the first sentence of the fourth paragraph under discussion of the Short Sales Risk states that “[u]ntil the Trust replaces a borrowed security, it is required to maintain a segregated account of cash or liquid assets with a broker or custodian to cover the Trust’s short position.”  This appears to be inconsistent with the disclosure on the cover page concerning covering short exposure.  Please revise the cover page and other disclosure to state that the Trust will cover its short positions.  In addition, please clarify whether the Trust will short debt, equity, or both.

Response:  This disclosure has been revised in response to this comment.

Comment 3:  Prospectus - Summary of Trust Expenses (Page 18)

Please confirm to us that the fee table includes an estimate of all expenses of the Cayman Subsidiary in which the Trust will invest.

Response:  "Other Expenses of the Subsidiary" in the fee table will include an estimate of all expenses of the Subsidiary other than the management fees payable by the Subsidiary.  "Management Fees of the Trust and the Subsidiary" in the fee table will include the aggregate management fees of the Trust and the Subsidiary.

Comment 4:  Prospectus - Summary of Trust Expenses (Page 18)

The fee table includes a line for “Interest expenses paid and loan fees on securities sold short.” Footnote (4) explains that this line item represents the costs associated with the Trust’s short sales. The reference to “interest expenses” in the line caption, as well as disclosure in footnote (4), suggest that these expenses are related to the short sales of debt instruments. Please clarify in footnote (4) that the expenses relate to short sales of debt. If the Trust will also engage in short sales of equities, please confirm that the fee table will include, as an expense, an estimate of dividends on equities sold short.  See AICPA Audit and Accounting Guide: Investment Companies ¶ 7.93(j) (May 1, 2010).

Response:  Footnote (4) has been revised to clarify that the line item represents interest and dividend expense on securities sold short.

Comment 5:  SAI - Investment Objectives and Policies — Investment Restrictions (Page A-2)

The first investment restriction provides that the Trust may not invest more than 25% of the value of its total assets in any one industry.  The prospectus in its discussion of Industry Concentration Risk (Prospectus, Page 5) states that the Trust’s investments will be concentrated in a group of industries consisting of commodities-related industries.  Please revise the concentration policy in the Statement of Additional Information to be consistent with the prospectus disclosure.

Response:  The first investment restriction has been revised to state that the Trust may not:

invest 25% or more of the value of its total assets in any one industry (except that the Trust will invest at least 25% of its total assets in equity securities issued by commodity or natural resources companies, derivatives with exposure to commodity or natural resources companies or investments in securities and derivatives linked to the underlying price movement of commodities or natural resources, including commodity-linked derivatives such as commodity-linked notes, commodity futures, forward contracts and swaps and other similar derivative instruments and investment vehicles that invest in commodities, natural resources or commodity-linked derivatives)

Comment 6:  SAI - Investment Policies and Techniques — Investment in the Subsidiary (Page A-6)

The fourth paragraph of this section states that the Subsidiary will be overseen by its own board of directors.  Please inform us whether the board of directors will comply with Sections 10 and 16 of the Investment Company Act of 1940.

Response:  The Subsidiary will not be registered under the 1940 Act; thus, the board of directors of the Subsidiary will not comply with Sections 10 and 16 of the 1940 Act.  The Subsidiary’s affairs will be overseen by a board of directors comprised of Richard S. Davis and Henry Gabbay, each an interested Trustee of the Trust.  Other registered investment companies utilizing a similar subsidiary structure for tax purposes also do not have a board of directors that comply with Sections 10 and 16 of the 1940 Act.  See for example BlackRock Global Allocation Fund, Inc. (File#: 811-05576) and Eaton Vance Commodity Strategy Fund, a series of Eaton Vance Special Investment Trust (File#:  811-01545) (Series S000028555).  Having said that, the Board of Trustees of the Trust will monitor and oversee the operations of the Subsidiary and be able to enforce any decisions it makes with respect to the Subsidiary through the Trust's ownership of all of the Subsidiary's common stock.

Comment 7:  SAI - Investment Policies and Techniques — Investment in the Subsidiary (Page A-6)

The fifth paragraph of this section states that the Advisor provides investment management and administrative services to the Subsidiary.  Please inform us whether the Subsidiary will enter into an advisory agreement with the Advisor which will be subject to Section 15 of the Investment Company Act of 1940.

Response:  The Subsidiary will be a party to tri-party investment management agreement with the Trust and BlackRock Advisors.  The Subsidiary and the Trust will enter into an investment management agreement with BlackRock Advisors whereby BlackRock Advisors provides investment management services to the Subsidiary and the Trust.  In addition, BlackRock Advisors has entered into a sub-investment management agreement with the Sub-Advisor to manage the Trust's and Subsidiary’s assets.  Under these two agreements, the Advisor and Sub-Advisor will provide the Trust and Subsidiary with investment management and administrative services.  Because the Subsidiary will be party to the same investment management agreement as the Trust, the Subsidiary's investment management agreement will be subject to Section 15 of the 1940 Act.

Comment 8:  SAI - Investment Policies and Techniques — Investment in the Subsidiary (Page A-6)

Please disclose for the Subsidiary the investment policies and investment restrictions required for a registrant under Item 17 of Form N-2.

Response:  The following disclosure has been included in the Registration Statement regarding the Subsidiary:

The Subsidiary invests primarily in Commodity-Related Instruments.  The assets of the Subsidiary and the assets of the Trust, taken as a whole, will be subject to the same investment restrictions and limitations, and follow the same compliance policies and procedures, as described in this prospectus and the Statement of Additional Information.  As a result, the Advisors, in managing the Subsidiary’s portfolio, are subject to the same investment policies and restrictions (except that the Subsidiary may invest without limitation in Commodity-Related Instruments) that apply to the management of the Trust, and, in particular, to the requirements relating to portfolio leverage, liquidity, brokerage, and the timing and method of the valuation of the Subsidiary’s portfolio investments and shares of the Subsidiary.  The Trust's Chief Compliance Officer oversees implementation of the Subsidiary’s compliance policies and procedures, and makes periodic reports to the Board regarding the Subsidiary’s compliance with its policies and procedures.  The Trust and Subsidiary test for compliance with certain investment restrictions on a consolidated basis.  With respect to its investments in certain securities that may involve leverage, the Subsidiary complies with asset segregation requirements to the same extent as the Trust.

Comment 9:  SAI - Investment Policies and Techniques — Investment in the Subsidiary (Page A-6)

Please confirm that the Subsidiary consents (i) to service of process and (ii) to examination of its books and records.

Response:  The Trust confirms that the Subsidiary consents to (i) to service of process and (ii) to examination of its books and records.

Comment 10:  SAI - Investment Policies and Techniques — Investment in the Subsidiary (Page A-6)

Please ensure that the Subsidiary and its board of directors execute the registration statement.

Response:  We respectfully disagree that the Subsidiary should sign the Registration Statement.  The Subsidiary is not conducting a public offering of its securities.  Nor does the chief part of the Trust's business consist of the sale of its own securities and the purchase of securities of the Subsidiary, such that the Subsidiary is required to sign the registration statement pursuant to Rule 140 under the Securities Act of 1933.  As disclosed in the Registration Statement, the Trust will invest no more than 20% of it assets in the Subsidiary at the time of investment.  The 20% limit is the maximum amount the Trust may invest in the Subsidiary, not a required minimum.  In fact, based on the current model portfolio, the Trust initially would only invest approximately 13% of its assets in the Subsidiary and, depending on the Advisor's analysis of market conditions from time to time, may invest no assets in the Subsidiary.  Such a small investment cannot be construed as being the "chief part" of the Trust's business.  We are aware of no pronouncement by the Commission or its staff that an investment of as little as 20% of an issuer's assets in a subsidiary causes the Subsidiary to be deemed to be engaged in a public offering of its securities under Rule 140.  In fact, in the leading pronouncement on Rule 140, the Commission staff found that an issuer that was a pass-through entity (the "Primary Issuer") could use up to 45% of the proceeds from an offering of its securities to purchase certificates issued by another issuer (the "Underlying Issuer") and that such an arrangement would not be deemed to require the Underlying Issuer to be engaged in a distribution of its securities under Rule 140.1  In light of the foregoing analysis, the Subsidiary has not signed the registration statement.

1	FBC Conduit Trust I, 1987 SEC No-Act. LEXIS 2692 (Oct. 6, 1987).

Comment 11:  SAI - Management of the Trust — Trustees and Officers (Page A-16)

We note that information has not yet been provided concerning the trustees and officers of the Trust.  When the Trust discloses the information required by Item 18 of Form N-2, please ensure that it provides the information required by Items 18.5(a), 18.6(b) and 18.17 of Form N-2 (concerning, among other things, leadership structure of the board, risk oversight by the board, directorships held by board members for past 5 years, and specific qualifications of board members).

Response:  Information required by Items 18.5(a), 18.6(b) and 18.17 of Form N-2 (concerning, among other things, leadership structure of the board, risk oversight by the board, directorships held by board members for past 5 years, and specific qualifications of board members) have substantially been included in Pre-Effective Amendment No. 1 to the Registration Statement.

Comment 12:  General Comment

Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

Response:  Your Comment is noted.

Comment 13:  General Comment

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response:  Your Comment is noted.

Comment 14:  General Comment

If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the final pre-effective amendment.

Response:  Your Comment is noted.

Comment 15:  General Comment

Please advise us if you have submitted or expect to submit exemptive applications or no-action requests in connection with your registration statement.

Response: The Trust has not submitted, nor does it expect to submit, any exemptive applications or no-action requests in connection with this registration statement.  However, Trust intends to rely on Investment Company Act Release No. 28719 (May 5, 2009) and adopt a plan to support a level distribution of income, capital gains and/or return of capital.  Investment Company Act Release No. 28719 (May 5, 2009) granted an exemption from section 19(b) of the 1940 Act and rule 19b-1 under the 1940 Act and conditionally permitted certain BlackRock closed-end funds to make periodic distributions of long-term capital gains with respect to the such funds' outstanding common stock as frequently as twelve times each year and as frequently as distributions are specified in the terms of any outstanding preferred stock.

Comment 16:  General Comment

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the 1933 Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

Response:  Your Comment is noted.

Comment 17:  General Comment

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Trust and its management are in possession of all facts relating to the Trust’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Response:  Your Comment is noted.

Comment 18:  General Comment

Notwithstanding our comments, in the event the Trust requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:  Your Comment is noted.

*                                       *                                           *

If you have any questions or comments or require any additional information in connection with the above, please telephone me at (212) 735-3406 or George Ching at (212) 735-3637.

Very truly yours,

/s/ Michael K. Hoffman
Michael K. Hoffman

cc: George Ching